PRESS RELEASE

Merial to Acquire Animal Health Division

of Dosch Pharmaceuticals in India

Paris, France - December 20, 2012 - Merial, the Animal Health division of Sanofi (EURONEXT: SAN and NYSE: SNY), announced today that Sanofi has entered into a binding agreement to acquire the animal health division of the Indian company Dosch Pharmaceuticals Private Limited, creating a market entry for Merial in that country’s strategically important and growing animal health sector. The agreement is subject to regulatory approval and is expected to finalize sometime in the first half of 2013. Financial details were not disclosed.

Dosch Pharmaceuticals, headquartered in Mumbai, India, was incorporated in 1992 and is a diversified pharmaceutical company, primarily operating through two divisions, animal health and exports. The animal health division being acquired by Merial has more than 86 products under 50 brands for ruminants, poultry and companion animals. Products include an extensive range of animal health therapeutics and nutritional feed supplements. Within the animal health division, Dosch has a 279 member sales force, covering 18 Indian states.

“The acquisition of Dosch’s Animal Health Division will be a significant milestone for Merial and give us a strategic platform for our development in the Indian market,” said Jose Barella, Chief Executive Officer of Merial. “We are convinced that the combination of Dosch’s animal health brands and distribution strength, along with the robust new product pipelines from both Merial and Dosch, will strongly position Merial to become rapidly a major animal health player in India.”

“The strong nationwide sales, marketing and distribution network of Dosch, along with established products and people will be an ideal platform for Merial to enter the fast developing animal health market of India,” said Dosch Chairman and Managing Director Sanjay Doshi. “Merial’s entry will further strengthen the existing offering of Dosch’s animal health business and provide a larger canvas for the market and the Dosch team.”

Dosch CEO, Dr. Sharat Tugnait and his management team will manage the future combined operations of Dosch and Merial in India under the supervision of Mayank Parekh, Merial.

The animal health market in India is estimated at more than €350 million* in 2012, and is experiencing annual double digit growth. India is home to the world’s largest herd of cattle and buffalo, second largest herd of sheep and goats, and has the world’s fifth largest population of poultry. India is also the world’s largest milk producer.

Ambit Corporate Finance is the financial advisor to Dosch on the transaction.

*	Internal source

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About Dosch

Dosch Pharmaceuticals, headquartered in Mumbai, India, is a diversified pharmaceutical company. Its animal health division has more than 86 products under 50 brands for cattle and other livestock, poultry and companion animals. Products include an extensive range of animal health antibiotics, anti-inflammatories; antiparasitics and nutritional feed supplements. Dosch has a market presence in 18 Indian states with a 279 member sales force.

About Merial

Merial, a Sanofi company, is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 5,600 people and operates in more than 150 countries worldwide. Its 2011 sales reached more than 2 billion euros. For more information, please see www.merial.com.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Marisol Péron Tél. : + (33) 1 53 77 45 02 marisol.peron@sanofi.com	Investor Relations Sébastien Martel Tél. : + (33) 1 53 77 45 45 ir@sanofi.com

Merial Limited Steve Dickinson Tel: +1-678-638-3682 Steve.dickinson@merial.com

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